                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                          VESTA INSURANCE GROUP, INC.
--------------------------------------------------------------------------------

                    COMMON STOCK, $.01 par value per share
--------------------------------------------------------------------------------

                                  925391 10 4
                           ------------------------


 Carol A. McCoy, 2001 Third Avenue South, Birmingham, AL 35233 (205) 325-4243
 ----------------------------------------------------------------------------
                 (Name Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following Page(s))

                              Page 1 of 10 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 925391 10 4                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      TORCHMARK CORPORATION

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      63-0780404

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,384,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,384,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,384,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 925391 10 4                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      LIBERTY NATIONAL LIFE INSURANCE COMPANY

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      63-0124600

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Alabama
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            254,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             254,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      254,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 925391 10 4                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      WADDELL & REED FINANCIAL, INC. FORMERLY UNITED INVESTORS MANAGEMENT
      COMPANY
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      51-0261715


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*

      00
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            254,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER

   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER

                     9
    REPORTING             254,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 925391 10 4                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      WADDELL & REED FINANCIAL SERVICES, INC.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      43-1414157

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MISSOURI
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            254,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             254,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      254,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 925391 10 4                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      WADDELL & REED, INC.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      43-1235675

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            254,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             254,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      254,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BD
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 925391 10 4                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      WADDELL & REED INVESTMENT MANAGEMENT COMPANY
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      48-1106973

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      KANSAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            254,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             254,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      254,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------

Item 1.   Security and Issuer:

          Common Stock of Vesta Insurance Group, Inc.
          3760 River Run Drive
          Birminigham, Alabama 35243

Item 2.   Identity and Background:

          Torchmark Corporation, a Delaware corporation
          2001 Third Avenue South
          Birminigham, Alabama 35233

          Torchmark Corporation ("TMK") is an insurance and diversified financial service holding company.

               (d)  No.
               (e)  No.

          Liberty National Life Insurance Company, an Alabama corporation Post Office Box 2612
          Birminigham, Alabama 35202

          Liberty National Life Insurance Company ("LNL") is a life and accident insurance company.

               (d)  No.
               (e)  No.

          Waddell & Reed Financial, Inc. (formerly United Investors Management Company), a Delaware corporation
          6300 Lamar Avenue
          Overland Park, Kansas 66202

          Waddell & Reed Financial, Inc. ("WDR") is an intermediate level holding company.

               (d)  No.
               (e)  Not applicable

          Waddell & Reed Financial Services, Inc.
          Waddell & Reed, Inc.
          Waddell & Reed Investment Management Company
          6300 Lamar Avenue
          Overland Park, Kansas 66202

          Waddell & Reed Financial Services, Inc., ("WRFS") a Missouri corporation, is an intermediate level holding company.

          Waddell & Reed, Inc., ("W&R") a Delaware corporation, is a registered broker dealer and is the principal distributor for the TMK/United Funds, Inc. and the United Group of Mutual Funds.

          Waddell & Reed Investment Management Company ("WRIMCO"), a Kansas corporation, is a registered investment advisor.

               (d)  No.
               (e)  Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration:

          Shares shown as beneficially owned by WDR, WRFS, W&R and WRIMCO are held for client accounts, whose funds are used to purchase stock.

Item 4.   Purpose of Transaction:

          Shares deemed beneficially owned by WDR, WRFS, W&R and WRIMCO are held by the United Accumulative Fund for its mutual fund holders or for investment advisory accounts.

          Other than as set out herein, there are no current plans or proposals which relate to or would result in any of the matters listed in Items 4 (a) through (j), inclusive of Schedule D.

Item 5.   Interest in Securities of the Issuer:

          (a&b) TMK is the record owner of 5,130,000 shares (27%) of Vesta's common stock. It has sole voting and dispositive powers over such shares. LNL and TMK are the holders of approximately 64% of the stock of WDR LNL owns no Vesta stock directly nor does it have any voting or dispositive power over Vesta stock.

          WDR and WRFS are holding companies for W&R and WRIMCO which provide, in various capacities, services and investment advice to, among others, the United Accumulative Fund and individual investment accounts. As such, each company may be deemed to be the beneficial owner of Vesta Securities held in the Funds and the individual investment accounts and have voting and dispositive powers over the Vesta shares. Each of these companies disclaims any beneficial ownership interest in the Vesta shares.

          (c)  United Accumulative Fund acquired the following Vesta shares
               (1.4%):

                12-17-97            56,500 shares @ $57.80 per share
                12-19-97           115,000 shares @ $57.55 per share
                1-8-98              10,700 shares @ $58.02 per share
                1-9-98              14,600 shares @ $58.60 per share
                1-12-98              1,600 shares @ $58.45 per share
                1-13-98              1,600 shares @ $58.71 per share
                2-10-98             50,000 shares @ $56.06 per share

                (d)  None.
                (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          None.

Item 7.   Material to be Filed as Exhibits:

          (a) Joint Filing Agreement, dated March 27, 1996 by and between Torchmark Corporation, Liberty National Life Insurance Company, United Investors Management Company, Waddell & Reed
                Financial Services, Inc., Waddell & Reed, Inc. and Waddell & Reed Investment Management Company./1/

________________________
 /1/ Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 31, 1998                 TORCHMARK CORPORATION

                                      By: /s/ Carol A. McCoy
                                         ---------------------------------------
                                            Name: Carol A. McCoy
                                            Title: Associate Counsel & Secretary


Dated: March 31, 1998                 LIBERTY NATIONAL LIFE INSURANCE COMPANY

                                      By: /s/ Carol A. McCoy
                                         ---------------------------------------
                                            Name: Carol A. McCoy
                                            Title: Assistant Secretary



Dated: March 31, 1998                 WADDELL & REED FINANCIAL SERVICES, INC.

                                      By: /s/ Keith A. Tucker
                                         ---------------------------------------
                                            Name: Keith A. Tucker
                                            Title: President & CEO


Dated: March 31, 1998                 WADDELL & REED, INC.

                                      By: /s/ Keith A. Tucker
                                         ---------------------------------------
                                            Name: Keith A. Tucker
                                            Title: Chairman

Dated: March 31, 1998               WADDELL & REED INVESTMENT MANAGEMENT COMPANY


                                    By: /s/ Keith A. Tucker
                                       -----------------------------------------
                                           Name: Keith A. Tucker
                                           Title: Chairman



Dated: March 31, 1998               WADDELL & REED FINANCIAL, INC.


                                    By: /s/ Keith A. Tucker
                                       -----------------------------------------
                                           Name: Keith A. Tucker
                                           Title: Chairman